SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of           March          , 2005

SHELL CANADA LIMITED

(Translation of registrant’s name into English)

400 – 4th Avenue S.W., Calgary, Alberta, T2P 0J4

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐	Form 40-F ☑

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURES
NEWS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED
(Registrant)

Date: March 2, 2005	By:	“S.A. FISH”
(Signature)

S.A. Fish, Vice President
(Name and Title)

	By:	“S.L. COSMESCU”
(Signature)

S.L. Cosmescu, Assistant Secretary
(Name and Title)

FOR IMMEDIATE RELEASE
WEDNESDAY, MARCH 2, 2005

Shell Acquires Exploration Rights in the Orphan Basin Offshore Newfoundland

Calgary, Alberta - Shell Canada Limited announced today it has acquired a 20 per cent interest in eight exploration licenses in the Orphan Basin located in the deepwater region offshore Newfoundland and Labrador. The interest in the lands was acquired under a farm-in agreement with ExxonMobil Canada and Imperial Oil Resources.

“This farm-in is consistent with Shell Canada’s renewed focus on growth — in this case, we’re broadening the scope of our exploration activities by gaining access to a new, unexplored deepwater basin,” says Dave Collyer, Vice President of Shell Canada’s Frontier division. “Advances in technology are allowing industry to pursue these challenging, but potentially high-reward, deepwater ventures. We look forward to returning to offshore Newfoundland, an area that we last explored in the early 1990s.”

The eight land parcels in the Orphan Basin, located approximately 325 km offshore Newfoundland, were initially acquired by Chevron Canada Resources (50 per cent), ExxonMobil Canada (25 per cent) and Imperial Oil Resources (25 per cent) in a land sale in December 2003. Under the terms of the agreement, ExxonMobil and Imperial Oil will each reduce its share by 10 per cent to provide Shell with its 20 per cent interest.

Current exploration plans call for 3-D seismic acquisition in the summer of 2005.

For more information, please contact:

Media Inquiries:	Investor Inquiries:
Adrienne Lamb	Jim Fahner
Public Affairs	Manager, Investor Relations
(403) 691-4978	(403) 691-2175

This document contains “forward-looking statements” based upon current expectations, estimates and projections of future production, project startup and future capital spending. Forward-looking statements include, but are not limited to, references to future capital and other expenditures, drilling plans, construction activities, the submission of regulatory applications, refining margins, oil and gas production levels, references to resources and reserves estimates.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements involve numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, the risks of the oil and gas industry (including operating conditions and costs), demand for oil, gas and related products, disruptions in supply, project schedules, the uncertainties involving geology of oil and gas deposits, the uncertainty of reserves estimates, fluctuations in oil and gas prices and foreign currency exchange rates, general economic conditions, commercial negotiations, changes in law or government policy, and other factors, many of which are beyond the control of the Corporation.